UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of October 2011

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 27 - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Communication of Relevant Information

Item 1

Relevant Information

The unconsolidated audited financial statements prepared under Colombian GAAP as of and for the six-month period ended June 30, 2011, have been authorized to be retransmitted by, and were retransmitted on September 29, 2011 to, the Superintendency of Finance.

The retransmitted financial statements included two non-cash adjustments which have no effect on net income, total assets or shareholders’ equity: (1) the number of shares outstanding is broken down between preferred and common stock, and (2) a reclassification of the reappraisal of assets that resulted from the escisión process of Rendifin S.A. whereby Grupo Aval received shares of Banco Popular S.A.

In addition to the adjustments described above, long-term investments not available for sale were reduced by an amount equal to 0.59% of total assets, with a corresponding reduction in shareholders’ equity.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2011

Grupo Aval Acciones y Valores S.A.
By:	/s/ Javier Díaz Fajardo
	Name:	Javier Díaz Fajardo
	Title:	Vice President of Investor Relations and Legal Counsel